UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                        National Service Industries, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   637657107**
                                  CUSIP NUMBER)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP number provided is assigned to the American Depository Receipts representing shares of ordinary stock of the Issuer. The shares reported herein by the reporting person are held in the form of Ordinary Shares.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 637657107                   13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Cater Allen International Limited

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

2,700,000

6. SHARED VOTING POWER

None.

7. SOLE DISPOSITIVE POWER

2,700,000
8. SHARED DISPOSITIVE POWER

None.

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,700,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.61%

12. TYPE OF REPORTING PERSON*

CO

    *SEE INSTRUCTION BEFORE FILLING OUT!


14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
    SCHEDULE IS FILED:

 [ ] Rule 13d-1(b)
 [X] Rule 13d-1(c)
 [ ] Rule 13d-1(d)

                                  SCHEDULE 13G

ITEM 1 (a) Name of Issuer:

National Service Industries, Inc.


ITEM 1 (b)  Address of Issuer's Principal Executive Offices:

NSI Center
1420 Peachtree Street, NE
Atlanta, GA 30309-3002

ITEM 2 (a) Name of Persons Filing:

Cater Allen International Limited

ITEM 2 (b) Address of Principal Business Office or, if none, Residence:

1 Triton Square
London NW1 3DU
England

ITEM 2 (c)  Citizenship:

U.K.

ITEM 2 (d) Title of Class of Securities:

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

637657107

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [ ] Insurance company as defined in Section 3(a)(19)of the Exchange Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [ ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);
(g) [ ] Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4  Ownership.

(a)  Amount beneficially owned:

2,700,000

(b)  Percent of Class:

6.61%

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

          2,700,000

    (ii)  shared power to vote or to direct the vote:

          none

   (iii)  sole power to dispose of or to direct the disposition of:

          2,700,000

    (iv)  shared power to dispose of or direct the disposition of:

          none

ITEM 5  Ownership of Five Percent or Less of a Class.

Not Applicable


ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.


ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.


ITEM 8  Identification and Classification of Members of the Group.

Not Applicable


ITEM 9  Notice of Dissolution of Group.

Not Applicable


ITEM 10 Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



   /s/ David Hopton
----------------------
Signature


     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Date:  January 5, 2001

Cater Allen International Limited


   /s/ David Hopton
----------------------
Name:  David Hopton
Title:  Director